October 17, 2005

Mail Stop 4561

James D. Durham
Chief Executive Officer
Crdentia Corp.
14114 Dallas Parkway, Suite 600
Dallas, TX 75254

      Re:	Crdentia Corp.
      Schedule 14A
File No. 0-31152
October 6, 2005

Dear Mr. Durham:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should make changes in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal No. 1

Payment for Fractional Shares, page 8

1. Please explain how the "fair market value" of your shares will be determined. To the extent you do not intend to rely exclusively on market price, please explain why.




Proposal No. 4, page 31

Implications of the Amendment, page 32

2. We note that you have proposed amending Mr. Durham`s employment agreement so that he will receive a bonus in connection with any sale of the company. Please explain why Mr. Durham`s employment agreement is being amended in this manner and please disclose whether you are currently negotiating for the sale of your company.

Section 16(A) Beneficial Ownership Reporting Compliance, page 33

3. Please revise this section to make it more readable.

	As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


      You may contact Geoffrey Ossias at 202-551-3404 or me at 202-
551-3780 with any other questions.


Sincerely,



Karen J. Garnett
Assistant Director


cc: 	Kristopher Hanson (via facsimile, 858-523-2811)
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James D. Durham
Crdentia Corp.
October 17, 2005
Page 1